# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AST SpaceMobile, Inc., CIK 0001780312
CUSIP: 00217D100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: c/o Rakuten Mobile, Inc., 1-14-1 Tamagawa, Setagaya-Ku, Tokyo, Japan (M0), 158-0094
Date of event which requires filing of this statement: 04/14/2026
Amends the filing with accession number 0001104659-24-107716
Filed by CIK 0001760624
Persons authorized to receive notices and communications: Hiroshi Mikitani, c/o Rakuten Mobile, Inc., 1-14-1 Tamagawa, Setagaya-Ku, Tokyo, Japan (M0), 158-0094, 81-50-5581-6910

## Reporting persons
- Rakuten Mobile, Inc. (CIK 0002035591): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); source of funds: other (OO); sole voting power 26,080,155; shared voting power 0; sole dispositive power 26,080,155; shared dispositive power 0; aggregate amount beneficially owned 26,080,155 (8.9% of the class)
  Comment: (1) Comprised of 26,080,155 shares of Class A Common Stock of the Issuer. As discussed in Item 2 of this Schedule 13D/A, the other Stockholder Parties (as defined herein) are not included as reporting persons in this Schedule 13D/A, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.
  
  (2) Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 292,637,039 shares of Class A Common Stock outstanding as of February 26, 2026, as reported in the Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed by the Issuer with the SEC on March 2, 2026 (the "Form 10-K").
- Hiroshi Mikitani (CIK 0001760624): type of reporting person: individual (IN); citizenship or place of organization: Japan (M0); source of funds: other (OO); sole voting power 26,080,155; shared voting power 0; sole dispositive power 26,080,155; shared dispositive power 0; aggregate amount beneficially owned 26,080,155 (8.9% of the class)
  Comment: (1) Comprised of 26,080,155 of Class A Common Stock of the Issuer. Hiroshi Mikitani ("Mr. Mikitani") is the founder, Chairman and Chief Executive Officer of Rakuten Group, Inc. ("Rakuten Group") and Rakuten Mobile, Inc. ("Rakuten Mobile") and has voting and investment discretion with respect to the securities held of record by Rakuten Mobile. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Mikitani may be deemed to be the beneficial owner of the securities beneficially owned by Rakuten Mobile. Mr. Mikitani hereby disclaims beneficial ownership of all such securities, except to the extent of any indirect pecuniary interest therein.
  
  As discussed in Item 2 of this Schedule 13D, the other Stockholder Parties (as defined herein) are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.
  
  (2) Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 292,637,039 shares of Class A Common Stock outstanding as of February 26, 2026, as reported in the Annual Report on Form 10-K.
- Rakuten Group, Inc. (CIK 0001294591): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); source of funds: other (OO); sole voting power 26,080,155; shared voting power 0; sole dispositive power 26,080,155; shared dispositive power 0; aggregate amount beneficially owned 26,080,155 (8.9% of the class)
  Comment: (1) Comprised of 26,080,155 of Class A Common Stock of the Issuer. Rakuten Mobile is a wholly-owned subsidiary of Rakuten Group. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Rakuten Group may be deemed to be the beneficial owner of the securities beneficially owned by Rakuten Mobile. Rakuten Group hereby disclaims beneficial ownership of all such securities, except to the extent of any indirect pecuniary interest therein. As discussed in Item 2 of this Schedule 13D, the other Stockholder Parties (as defined herein) are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.
  
  (2) Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 292,637,039 shares of Class A Common Stock outstanding as of February 26, 2026, as reported in the Annual Report on Form 10-K.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: AST SpaceMobile, Inc.
Address of issuer's principal executive offices: c/o Rakuten Mobile, Inc., 1-14-1 Tamagawa, Setagaya-Ku, Tokyo, Japan (M0), 158-0094
Comment: This Schedule 13D/A (this "Schedule 13D/A") amends and supplements the Schedule 13D filed by the Reporting Persons (as defined below) on April 6, 2021 (the "Original Schedule 13D"), as amended by Amendment No.1 filed on October 10, 2024 ("Amendment No. 1") (the Original Schedule 13D, as amended and supplemented by Amendment No. 1 and this Schedule 13D/A) with respect to the Class A Common Stock. Capitalized terms used in this Schedule 13D/A and not defined herein shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

This Schedule 13D/A is being filed by Rakuten Mobile, a corporation formed under the laws of Japan, Rakuten Group, a corporation formed under the laws of Japan, and Hiroshi Mikitani, a citizen of Japan (collectively, the "Reporting Persons"). The business address of the Reporting Persons is c/o Rakuten Mobile, Inc., 1-14-1 Tamagawa, Setagaya-Ku, Tokyo 158-0094 Japan. Rakuten Mobile is a wholly-owned subsidiary of Rakuten Group. Mr. Mikitani is the founder, Chairman and Chief Executive Officer of Rakuten Group and of Rakuten Mobile and has voting and investment discretion with respect to the securities held of record by Rakuten Mobile. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Mikitani and Rakuten Group may be deemed to be the beneficial owners of the securities beneficially owned by Rakuten Mobile. Mr. Mikitani and Rakuten Group hereby disclaim beneficial ownership of all such securities, except to the extent of any indirect pecuniary interest therein. The Reporting Persons' primary business is the provision of internet services, with internet service businesses in e-commerce, travel, banking, marketing and media.

Mr. Mikitani resigned from the Board of Directors of the Issuer effective January 13, 2026.

The Reporting Persons, Abel Avellan ("Avellan"), Antares Technologies LLC ("Antares"), Vodafone Ventures Limited ("Vodafone"), ATC TRS II LLC ("American Tower") and New Providence Management LLC ("NPA Sponsor" and together with the Reporting Persons, Avellan, Antares, Vodafone and American Tower, the "Stockholder Parties") may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Shares beneficially owned by the Stockholder Parties, other than the Reporting Persons, are not the subject of this Schedule 13D/A and accordingly, none of the other Stockholder Parties is included as a reporting person. For a description of the relationship between Rakuten and the other Stockholder Parties, see Item 4 below.

During the last five years, the Reporting Persons have not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended to add the following:

The information set forth in Items 4, 5 and 6 of this Schedule 13D/A is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended to add the following:

Trading Plan

On April 14, 2026, Rakuten Mobile entered into a trading plan with BofA Securities, Inc. ("BofA") (the "Trading Plan"). Pursuant to the Trading Plan, BofA will use commercially reasonable efforts to sell, on Rakuten's behalf and on an agency basis, up to 15,510,077 shares of Class A Common Stock (the "Sale Share") in open market transactions. The Sale Shares represent approximately 5.3% of the outstanding Class A Common Stock and approximately half of Rakuten's total holdings of Class A Common Stock. There is no assurance that the full number of Sale Shares will be sold under the Trading Plan. Rakuten Mobile is entitled to terminate sales under the Trading Plan at any time. The foregoing description of the Trading Plan does not purport to be complete and is qualified in its entirety by reference to the full text of the Trading Plan, a form of which is attached hereto as Exhibit 10 and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Mikitani is the founder, Chairman and Chief Executive Officer of Rakuten Group and Rakuten Mobile and has voting and investment discretion with respect to the securities held of record by Rakuten Mobile. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Mikitani may be deemed to be the beneficial owner of the securities beneficially owned by Rakuten Mobile. Mr. Mikitani hereby disclaims beneficial ownership of all such securities, except to the extent of any indirect pecuniary interest therein.
Amount beneficially owned: 26,080,155 shares of Class A Common Stock.

Percent of Class: 8.9%

Number of shares the Reporting Persons have:

Sole power to vote or direct the vote: 26,080,155 shares of Class A Common Stock. Each share of Class A Common Stock carries one vote per share.

Shared power to vote: 0

Sole power to dispose or direct the disposition of: 26,080,155 shares of Class A Common Stock.

Shared power to dispose or direct the disposition of: 0

Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 292,637,039 shares of Class A Common Stock outstanding as of February 26, 2026, as reported in the Annual Report on Form 10-K.
Transactions in the class effected during the past sixty days:
Except as described in this Schedule 13D/A, during the past 60 days, the Reporting Persons effected the following transactions with respect to Class A Common Stock:

Date: April 14, 2026
Transaction: Sale
Number of Shares: 1,690,000
Average Price Per Share: $91.4194

Date: April 15, 2026
Transaction: Sale
Number of Shares: 1,350,000
Average Price Per Share: $86.2211

Date: April 16, 2026
Transaction: Sale
Number of Shares: 1,900,000
Average Price Per Share: $89.4191

The sales set forth above were effected pursuant to the Trading Plan in open market transactions.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D/A is incorporated by reference in its entirety into this Item 6. A form of the Trading Plan is attached hereto as Exhibit 10 and incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. 9: Joint Filing Agreement dated April 14, 2026, between Hiroshi Mikitani, Rakuten Group, Inc., and Rakuten Mobile, Inc.

Exhibit No. 10: Form of Trading Plan.

## Signatures
- Rakuten Mobile, Inc.: /s/ Atsushi Maeda, Atsushi Maeda/Director, Executive Vice President and Chief Financial Officer (04/16/2026)
- Hiroshi Mikitani: /s/ Hiroshi Mikitani, Hiroshi Mikitani (04/16/2026)
- Rakuten Group, Inc.: /s/ Kentaro Hyakuno, Kentaro Hyakuno/Representative Director, Group Senior Executive Vice President (04/16/2026)